

SECUR 07002814 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bluebid Brokerage LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 Estate Drive, Suite 250
(No. and Street)

Deerfield	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Casper (847) 267-6614
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Brian Casper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Bluebid Brokerage, LLC**, as of December 31, 2006 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

CFO
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUEBID BROKERAGE, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUEBID BROKERAGE, LLC, as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUEBID BROKERAGE, LLC, and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 10, 2007

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS		
Cash in bank	$	43,095
Receivable from broker/dealers		443,783
Other assets		12,504
TOTAL ASSETS	$	499,382
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	6,500
Due to affiliate		176,467
TOTAL LIABILITIES		182,967
MEMBERS' EQUITY		316,415
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	499,382

See accompanying notes.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commission	$	312,650
Interest and dividend		17,766
Total Revenues		330,416
EXPENSES		
Salaries		140,426
Clearing charges		131,118
Regulatory fees		1,753
Interest expense		476
Occupancy		12,000
Professional fees		6,500
Quotation expense		20,400
Other		12,778
Total Expenses		325,451
NET INCOME	$	4,965

See accompanying notes.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

Members' Equity, December 31, 2005	$ 311,450
Net income	4,965
Members' Equity, December 31, 2006	$ 316,415

See accompanying notes.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net income	$ 4,965
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Receivable from broker/dealers	(121,156)
Other assets	(1,355)
Increase (decrease) in operating liabilities:	
Accrued expenses	300
Other payables	150,588
Total adjustments	28,377
NET CASH PROVIDED BY OPERATING ACTIVITIES	33,342
NET INCREASE IN CASH	33,342
CASH AT DECEMBER 31, 2005	9,753
CASH AT DECEMBER 31, 2006	$ 43,095

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $476.

Cash payments for income taxes during the year totaled $0.

See accompanying notes.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

(1) NATURE OF BUSINESS

BLUEBID BROKERAGE, LLC (the "Company") is a Delaware Limited Liability Company and operates as a municipal bond broker that clears all trades on a fully-disclosed basis through an outside clearing firm.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Securities Owned
Securities transactions are recorded on the trade date, and accordingly, gains or losses are reflected on unsettled transactions. Securities owned are valued at quoted market prices, plus accrued interest.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

No provision has been made for income taxes as the taxable income or loss is included in the income tax returns of the Members.

(4) CONCENTRATION OF CREDIT RISK

At December 31, 2006, a significant concentration of credit consisted of deposits of cash and securities in a Company brokerage account approximating $444,000.

BLUEBID BROKERAGE, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

(5) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $281,700 which exceeded requirements by $269,500 and the ratio of aggregate indebtedness to net capital was less than 1:1.

SUPPLEMENTARY INFORMATION

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2006

NET CAPITAL		
Members' equity	$	316,415
LESS:		
Non-allowable assets - Other assets		(6,754)
Other charges - Fidelity bond deductible excess		(19,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		290,661
Haircuts on money market investments maintained in brokerage accounts		(8,876)
NET CAPITAL	$	281,785
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $5,000)	$	12,204
EXCESS NET CAPITAL	$	269,581
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	182,967
Percentage of aggregate indebtedness to net capital		65%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BLUEBID BROKERAGE, LLC
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

These schedules are not applicable as BLUEBID BROKERAGE, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of BLUEBID BROKERAGE, LLC."

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
BLUEBID BROKERAGE, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of BLUEBID BROKERAGE, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2006 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
February 10, 2007

END